

July 27, 2022

Paul Davis
General Counsel
Xperi Corp. (c/o Xperi, Inc.)
2160 Gold Street
San Jose, CA 95002

   Re: Xperi, Inc.
        Amendment No. 3 to
        Draft Registration Statement on Form 10
        Submitted July 13, 2022
        CIK No. 0001788999

Dear Mr. Davis:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated June 8, 2022.

Amendment No. 3 to Draft Registration Statement on Form 10

Exhibit 99.1
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 70

1.   Please revise to quantify each Management adjustment and indicate whether it represents a synergy or dis-synergy. In this regard, you disclose four bulleted categories but do not quantify each category. Also, revise to disclose the method of calculation for each adjustment, the material assumptions used and any material limitations. To the extent that a Management adjustment depicts both synergies and dis-synergies, each should be quantified separately. Lastly, consider whether the second and third bullet points include

several different adjustments that perhaps should be separately quantified. Refer to Rule 11-02(a)(7) of Regulation S-X.

2.   We note that the reconciliations on page 71 begin with pro forma condensed combined net loss. Please revise to reconcile from pro forma net loss attributable to the controlling interest. Refer to Rule 11-02(a)(7)(ii)(A) of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Provision for (Benefit from) Income Taxes, page 86</u>

3.   We note the revised disclosure in response to prior comment 2. In order to facilitate comparability, please revise to provide more comprehensive disclosure for 2020 and 2019, similar to that which you provided for 2021.

<u>Description of Material Indebtedness, page 141</u>

4.   To the extent material, please file as an exhibit the debt agreement for the $50 million senior unsecured promissory note.

You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mike Ringler, Esq.